Exhibit 12.1

JMP GROUP INC.
STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.  For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, and cumulative effect of a change in accounting principle adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries that did not have fixed charges.  Fixed charges consist of interest expense primarily related to borrowings under our credit facility and interest expense paid to the note holders in our consolidated JMP Credit CLO.

	Six Months Ended June 30,		Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2012		2011		2010		2009

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges	$(2,854,566)		$(4,540,518)		$18,589,575		$12,265,841

Fixed charges:
Interest expense on all indebtedness	$19,486,259		$35,747,267		$33,687,462		$25,924,278

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges, plus fixed charges (1)	$16,631,693		$31,206,749		$52,277,037		$38,190,119

Ratio of earnings to fixed charges (1)	0.85	x	0.87	x	1.55	x	1.47	x

1)
The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges.  Fixed charges consist of interest expense primarily related to borrowings under our credit facility and interest expense paid to the note holders in our consolidated JMP Credit CLO.